UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2024.

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Cellebrite DI Ltd. (the “Company” or “Cellebrite”) hereby announces that, on September 13, 2024, the dollar volume-weighted average price of the Company’s ordinary shares (the “Ordinary Shares”) was greater than or equal to $15.00 per share for a twentieth trading day within a thirty trading-day period (the “Triggering Event II”).  This is the second triggering event to occur, following the one that was announced by the Company on August 15, 2024. Pursuant to Section 3.07 of that certain Business Combination Agreement and Plan of Merger, dated as of April 8, 2021, by and among TWC Tech Holdings II Corp., the Company and Cupcake Merger Sub, Inc. (as amended, the “Merger Agreement”), the Company is required to issue, or cause its transfer agent to issue, in each case subject to applicable withholding tax, to each Company Shareholder (as defined in the Merger Agreement) (in accordance with its respective Pro Rata Share (as defined in the Merger Agreement)) 5,000,000 Ordinary Shares (the “Price Adjustment Shares”) upon the occurrence of the Triggering Event II. In addition, as set forth in the Merger Agreement, 7,500,000 Ordinary Shares held by TWC Tech Holdings II, LLC were to vest in three tranches upon achievement of certain triggering events, including the Triggering Event. Upon the occurrence of the Triggering Event II, 3,000,000 of these Ordinary Shares vested and the restrictions on such shares will be removed.

This report on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-260878 and 333-278130) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2021 and March 21, 2024, respectively, and Form F-3 (File No. 333-259826) filed with the SEC on September 13, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

Date: September 16, 2024	By:	/s/ Dana Gerner
Dana Gerner
Chief Financial Officer

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